Delisting Determination,The Nasdaq Stock Market, LLC, September 15, 2008, Silver State Bancorp. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Silver State Bancorp (the Company), effective at the opening of the trading session on September 25, 2008. Based on a review of the information provided by the Company, Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule 4450(a)(3). The Company was notified of the Staffs determination on September 8, 2008. The Company told the Staff on September 9 that it did not intend to appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on September 10, 2008.